SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE Extends Its AI-Powered Customer Experience Solution to AWS European Sovereign Cloud, Advancing Trusted Agentic AI Across Regulated Markets, dated July 1, 2026

99.2 NiCE Launches AI Specialization Program, Recognizing Partners Driving Significant AI Outcomes for Enterprises, dated July 1, 2026

99.3 Sopra Steria Elevates Service Center Performance with NiCE, Advancing AI-Driven Operational Excellence Across Europe, dated July 2, 2026

99.4 NiCE Recognizes Enterprise Leaders Orchestrating Intelligence At Scale at NiCE World London 2026, dated July 9, 2026

99.5 Banco do Brasil Embeds Agentic AI into Core Workflows to Strengthen Relationship Banking and Customer Engagement, dated July 14, 20026

99.6 NiCE and RingCentral Expand Strategic Partnership to Orchestrate the Future of AI-Powered Customer and Employee Experiences, dated July 23, 2026

99.7 NICE Actimize Positioned as a Luminary in Celent’s 2026 “Know Your Customer Systems: Adverse Media Screening” Report, dated July 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Alon Levy Title: Vice President, General Counsel and Corporate Secretary Dated: August 6, 2026

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE Extends Its AI-Powered Customer Experience Solution to AWS European Sovereign Cloud, Advancing Trusted Agentic AI Across Regulated Markets, dated July 1, 2026.

99.2 NiCE Launches AI Specialization Program, Recognizing Partners Driving Significant AI Outcomes for Enterprises, dated July 1, 2026.

99.3 Sopra Steria Elevates Service Center Performance with NiCE, Advancing AI-Driven Operational Excellence Across Europe, dated July 2, 2026.

99.4 NiCE Recognizes Enterprise Leaders Orchestrating Intelligence At Scale at NiCE World London 2026, dated July 9, 2026.

99.5 Banco do Brasil Embeds Agentic AI into Core Workflows to Strengthen Relationship Banking and Customer Engagement, dated July 14, 2026.

99.6 NiCE and RingCentral Expand Strategic Partnership to Orchestrate the Future of AI-Powered Customer and Employee Experiences, dated July 23, 2026.

99.7 NICE Actimize Positioned as a Luminary in Celent’s 2026 “Know Your Customer Systems: Adverse Media Screening” Report, dated July 27, 2026.